EXHIBIT 99.1

Caledonia Mining Corporation Plc (TSX: CAL; NYSE American: CMCL; AIM: CMCL) Results of Annual General Meeting

ST HELIER, Jersey, June 27, 2018 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (the "Company") announces the results of the annual general meeting of shareholders (the “AGM”) held at St Helier, Jersey on Wednesday, June 27, 2018.

The total number of voting shares represented by shareholders present in person or by proxy at the AGM was 3,671,972 representing 34.63% of the Company’s outstanding voting shares.  The six nominees proposed by management for election as directors were elected by a show of hands with proxy votes as follows:

Nominee	For	Percent	Against	Percent	Abstained
Leigh Wilson	3,171,004	86.40	499,067	13.60	1,901
Steve Curtis	3,170,404	86.38	499,767	13.62	1,801
Mark Learmonth	3,119,993	85.01	549,978	14.99	2,001
John Kelly	3,171,183	86.41	498,888	13.59	1,901
Johan Holtzhausen	3,171,014	86.40	499,057	13.60	1,901
John McGloin	3,169,183	86.35	500,888	13.65	1,901

Further resolutions were passed at the AGM so that:

  Grant Thornton Johannesburg Partnership was appointed as auditor of the Company for the ensuing year;

  Messrs. Holtzhausen, Kelly and McGloin were reappointed as members of the Audit Committee;

  all unallocated awards (including options, right or other entitlements) to acquire securities of the Company pursuant to the Company’s 2015 Omnibus Equity Incentive Compensation Plan were approved and authorized.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139

WH Ireland Adrian Hadden	Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204